Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited)

1 | Page

November 14, 2022

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval. The condensed interim consolidated financial statements have not been audited.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

2 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2022 and December 31, 2021

(In thousands of United States dollars, unaudited)

	Note	September 30, 2022	December 31, 2021
		$	$
ASSETS

Current assets:
Cash and cash equivalents		13,690	34,929
Trade and other receivables	3	15,129	37,122
Income tax receivable		13,842	4,857
Prepaid expenses		3,027	2,538
Inventories	4	25,699	26,677
		71,387	106,123

Non-current assets:
Property, plant and equipment	5	258,657	289,615
Deferred income tax		1,764	1,086
Total assets		331,808	396,824

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	6	50,494	44,308
Income tax payable		724	7,444
Loans payable	7	62,279	24,855
Decommissioning liability		3,092	1,012
Other liabilities		7,143	11,183
		123,732	88,802

Non-current liabilities:
Loans payable	7	25,000	55,949
Deferred income tax		21,775	26,824
Decommissioning liability		13,508	17,140
Other liabilities		3,796	3,477
Total liabilities		187,811	192,192

EQUITY
Share capital	8	233,518	232,915
Accumulated deficit		(135,133)	(74,086)
Other reserves		9,906	10,420
Equity attributable to owners of the Company		108,291	169,249
Non-controlling interest	9	35,706	35,383
Total equity		143,997	204,632

Total liabilities and equity		331,808	396,824

Contingencies (Notes 7 and 15)

Basis of presentation and going concern (Note 2)

Subsequent events (Note 16)

Approved on behalf of the Board and authorized for issue on November 14, 2022:

“Oscar Cabrera”	“Koko Yamamoto”
Oscar Cabrera	Koko Yamamoto
Chairman of the Board	Chairperson of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2022	2021	2022	2021
	Note	$	$	$	$
Revenue	14	38,787	60,701	145,969	209,774

Cost of sales
Mining costs	10	(36,740)	(37,287)	(118,828)	(109,953)
Depletion, depreciation and amortization	10	(9,747)	(12,316)	(28,195)	(34,289)
		(46,487)	(49,603)	(147,023)	(144,242)
Gross profit (loss) from mining operations		(7,700)	11,098	(1,054)	65,532

General and administrative expenses		(5,644)	(6,881)	(16,460)	(18,064)
Selling expenses		(1,830)	(2,209)	(6,039)	(7,787)
Asset impairment	5	(32,000)	-	(32,000)	-
Income (loss) from operations		(47,174)	2,008	(55,553)	39,681

Other expenses and losses		(1,115)	(1,460)	(1,079)	(2,163)
Foreign currency exchange gain (loss)		147	800	(1,415)	303
Interest expense and other finance costs		(1,381)	(1,016)	(3,098)	(2,759)
Derivative instruments gains		-	-	-	451
Income (loss) before income tax		(49,523)	332	(61,145)	35,513

Income taxes (expense) recovery:		2,409	(4,059)	421	(24,401)
Current tax expense		2,417	(3,053)	(5,223)	(23,720)
Deferred tax recovery		(8)	(1,006)	5,644	(681)
		2,409	(4,059)	421	(24,401)

Net income (loss)		(47,114)	(3,727)	(60,724)	11,112

Net income (loss) attributable to:
Shareholders of the Company		(46,150)	(4,815)	(61,047)	7,353
Non-controlling interests	9	(964)	1,088	323	3,759
		(47,114)	(3,727)	(60,724)	11,112

Weighted average shares outstanding (000s)
Basic		163,934	163,428	163,768	163,225
Diluted		163,934	163,428	163,768	164,271

Basic income (loss) per share		(0.28)	(0.03)	(0.37)	0.05
Diluted income (loss) per share		(0.28)	(0.03)	(0.37)	0.04

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and nine months ended September 30, 2022 and 2021

(In thousands of United States dollars, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net income (loss)	(47,114)	(3,727)	(60,724)	11,112

Other comprehensive income (loss)
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	(300)	(317)	(490)	(375)
Total comprehensive income (loss)	(47,414)	(4,044)	(61,214)	10,737

Total comprehensive income (loss) attributable to:
Shareholders	(46,450)	(5,132)	(61,537)	6,978
Non-controlling interests	(964)	1,088	323	3,759
Total comprehensive income (loss)	(47,414)	(4,044)	(61,214)	10,737

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2022 and 2021

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2022	163,428,150	232,915	10,420	(74,086)	169,249	35,383	204,632

Exercise of RSUs	513,315	603	(603)	-	-	-	-
Share-based compensation expense		-	579	-	579	-	579
Total comprehensive income (loss)		-	(490)	(61,047)	(61,537)	323	(61,214)
Balance at September 30, 2022	163,941,465	233,518	9,906	(135,133)	108,291	35,706	143,997

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208
					-		-
Exercise of RSUs	617,597	1,935	(1,935)	-	-	-	-
Share-based compensation expense	-	-	1,039	-	1,039	-	1,039
Dividends paid to non-controlling interest	-	-	-	-	-	(6,356)	(6,356)
Total comprehensive income (loss)	-	-	(375)	7,353	6,978	3,759	10,737
Balance at September 30, 2021	163,428,150	232,915	10,569	(34,467)	209,017	36,611	245,628

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
		$	$	$	$
Cash flows from operating activities
Net income (loss) from operations		(47,114)	(3,727)	(60,724)	11,112

Decomissioning liabilities settled
Items not affecting cash:
Depletion, depreciation and amortization		9,765	11,739	28,381	35,548
Share-based compensation		253	315	579	1,039
Asset impairment	5	32,000	-	32,000	-
Loss on disposals and write-offs		48	947	778	947
Interest expense and other finance costs		968	1,142	2,243	2,814
Income tax expense (recovery)		(2,409)	4,059	(421)	24,401
Unrealized foreign currency exchange loss (gain)		(279)	651	(533)	(2)
Operating cash flows before movements in working capital		(6,768)	15,126	2,303	75,859
Net changes in non-cash working capital items	13	11,069	8,704	25,076	12,698
Decomissioning liabilities settled		(102)	(73)	(655)	(431)
Income tax paid		(3,556)	(8,107)	(20,601)	(25,898)
Cash generated from operating activities		643	15,650	6,123	62,228

Cash flows used in investing activities
Capital expenditures		(8,675)	(19,837)	(31,223)	(53,888)
Cash used in investing activities		(8,675)	(19,837)	(31,223)	(53,888)

Cash flows generated from (used in) financing activities
Proceeds from the term loan facility	7 (b)	12,500	-	25,000	-
Repayment of Senior Secured Corporate Credit facility with BCP		(6,250)	(6,250)	(18,750)	(12,500)
Loan interest paid		(699)	(785)	(1,728)	(2,478)
Repayment of leases		(227)	-	(685)	-
Dividends paid to non-controlling interest		-	(6,356)	-	(6,356)
Cash generated from (used in) financing activities		5,324	(13,391)	3,837	(21,334)

Effect of foreign exchange rate changes on cash and cash equivalents		(6)	(236)	24	(191)

Increase (decrease) in cash and cash equivalents		(2,714)	(17,814)	(21,239)	(13,185)
Cash and cash equivalents, beginning of period		16,404	76,102	34,929	71,473
Cash and cash equivalents, end of period		13,690	58,288	13,690	58,288

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

On November 4, 2022 the Company filed an application to delist its shares from NYSE American Exchange and the Bolsa de Valores de Lima (“BVL”). The final day of trading on the NYSE is November 14, 2022 with shares to be suspended from trading before market-open on November 15, 2022. The Company is continuing to pursue its BVL delisting and suspension from trading is anticipated later during the year.

The Company owns an 81.84% interest in Sociedad Minera Corona S.A (“SMC”), operating the polymetallic Yauricocha Mine in Peru. The shares of SMC are listed on the BVL. The Company also owns a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 14, 2022.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

8 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

(c)	Going concern

On October 18, 2022, the Company announced that it was facing liquidity challenges as a result of the unexpected flooding events at its Mexican operations and the suspension of operations at the Yauricocha Mine, following the mudslide incident in September 2022.

As a result of these events the Company breached certain debt covenants as at September 30, 2022, related to the Senior Secured Corporate Credit Facility (Note 7) with Banco de Credito del Peru (BCP), requiring the Company to reclassify $37.0 million as short-term loan. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance. If the Company is unable to obtain such waivers for the current and any potential future breaches of its debt covenants, it could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

At the end of Q3 2022, the Company reported a negative working capital of $52.3 million and cash and cash equivalent balance of $13.7 million and a net loss from operations, excluding impairment charges of $15.1M and $23.5M for the three and nine-month periods ended September 30, 2022, respectively.

The conditions described above indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company’s ability to continue as a going concern is dependent on its ability to repay or refinance its current loans and obtain the necessary financing to advance its exploration projects and meet its ongoing corporate overhead costs. Although the Company has been successful in obtaining debt or equity financing in the past, there is no assurance that it will be able to do so in the future or that such arrangements will be on terms advantageous to the Company. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these consolidated financial statements do not include adjustments to the recoverability and classification of recorded asset and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

The Company is considering various financing and corporate development opportunities and is currently in negotiations with the lending banks to extend the repayment terms of its senior secured credit facility.

The Company has secured short-term credit facilities with certain Peruvian Banks over the past several weeks and is in the process of finalizing prepayments with certain off-takers on the sale of its 2023 copper concentrates from the Bolivar Mine. There is no guarantee that these prepayments will be finalized.

9 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

(d)	Subsidiaries

The principal subsidiaries of the Company and their geographical locations as at September 30, 2022 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona’s financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Trade and other receivables

	September 30,	December 31,
	2022	2021
	$	$
Trade receivables	5,139	27,001
Sales tax receivables	9,990	10,121
	15,129	37,122

4	Inventories

	September 30,	December 31,
	2022	2021
	$	$
Stockpiles	1,678	4,092
Concentrates	3,526	3,630
Supplies and spare parts (net of obsolescence provision)	20,495	18,955
	25,699	26,677

Cost of sales are comprised of production costs and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and nine-month periods ended September 30, 2022 and 2021 of $46,487 and $147,023 (2021 - $49,603 and $144,242), respectively. Supplies and spare parts inventory as at September 30, 2022 is stated net of a provision of $5,606 (as at December 31, 2021 - $6,396) to write down inventories due to obsolescence or infrequent use. During the three and nine months ended September 30, 2022, the Company wrote down stockpiles and concentrate inventory to their net realizable values (“NRV”), recording a charge of $2,295 and $7,513 (2021 - $1,386 and $2,127), respectively, which is included in the mining costs as disclosed in note 10.

10 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

5	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation assets	Total
	$	$	$	$	$
Balance as of January 1, 2021	300,545	479,402	52,461	38,558	870,966

Additions	4,137	16,830	36,825	17,410	75,202
Change in estimate of decomissioning liability	(3,870)	-	-	-	(3,870)
Disposals	(8,033)	-	(3)	(1,312)	(9,348)
Transfers	20,414	2,345	(17,508)	(5,251)	-
Balance as of December 31, 2021	313,193	498,577	71,775	49,405	932,950

Additions	5,416	7,786	7,257	11,051	31,510
Change in estimate of decomissioning liability	(1,305)	-	-	-	(1,305)
Disposals	(5,366)	-	-	(649)	(6,015)
Transfers	9,567	1,693	-	(11,260)	-
Balance as of September 30, 2022	321,505	508,056	79,032	48,547	957,140

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation assets	Total
	$	$	$	$	$
Balance as of January 1, 2021	203,438	365,742	-	-	569,180

Depletion, depreciation and amortization	29,327	16,747	-	-	46,074
Disposals	(6,919)	-	-	-	(6,919)
Impairment	9,588	20,828	-	4,584	35,000
Balance as of December 31, 2021	235,434	403,317	-	4,584	643,335

Depletion, depreciation and amortization	18,815	9,566	-	-	28,381
Disposals	(5,233)	-	-	-	(5,233)
Impairment	11,046	15,448		5,506	32,000
Balance as of September 30, 2022	260,062	428,331	-	10,090	698,483

Net Book Value - September 30, 2022	61,443	79,725	79,032	38,457	258,657
Net Book Value - December 31, 2021	77,759	95,260	71,775	44,821	289,615

The Company performs impairment indicators assessments for its property, plant and equipment at all sites, using life of mine (“LOM”) plans at the end of each quarter. These LOMs incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The LOMs are not a National Instrument 43-101 technical report, but management’s best estimate of future expected cash flows.

During Q3 2022, the Company’s market capitalization was significantly below its net book values, and after assessing factors such as production, metal prices, and changes in the mine plans, management concluded that further impairment tests were required for the Bolivar and Cusi CGUs.

Bolivar impairment: The Bolivar CGU has been underperforming since 2021 due to various operational challenges mainly related to lack of development and insufficient ventilation. The anticipated turnaround projected for 2022 has been slower than expected. Metal prices declined during Q3 2022 resulting in further drop in profitability of the Bolivar CGU. The Company updated the LOM using updated information from the mine performance, required capex, metal prices and discount rate as the key assumptions, and concluded that an impairment of $25.0 million was required for the Bolivar CGU.

Future forecasted copper prices were obtained from independent sources and range between $3.62 and $4.03 per pound during the lifetime of the CGU. All other assumptions remaining the same, if the prices used by management were to decrease by 10%, the Company would have to recognise an additional impairment of $36.4 million.

A discount rate of 12.32% was estimated based on the Bolivar’s weighted average cost of capital, considering the nature of the assets being valued and their specific risk profile. If the discount rate applied to the cash flow projections had been 100 basis points higher, the company would have to recognize an additional impairment charge of $2.3 million.

Cusi impairment: On December 31, 2021, management, based on the uncertainties around the ability of the Company to expand the production levels and higher production costs at the Cusi cash generating unit (“CGU”), developed three LOM scenarios at different throughput levels, incorporating alternative design approaches and processing methods. The company assigned weighted probabilities to each of these scenarios to estimate the Fair Value Less Costs of Disposal (“FVLCD”) as on December 31, 2021 and concluded that a $35.0 million impairment was required for the Cusi CGU. The key assumptions used to forecast the cash flows included the silver price and the weighted average of the scenarios considered. On September 30, 2022, the Company updated the three production scenarios using the most current metal prices, mining cost capex and discount rate assumptions as of that date and revisited the probabilities assigned to each of the scenarios. The scenarios reflected the potential for Cusi to expand its production in the future. Based on the updated information, management concluded that an additional impairment of $7.0 million was required for the Cusi CGU as of September 30, 2022.

11 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

Future forecasted silver prices were obtained from independent sources and range between $21.39 and $22.42 per ounce during the lifetime of the CGU. All other assumptions remaining the same, if the prices used by management were to decrease by 10%, the Company would have to recognise an additional impairment of $14.4 million.

A discount rate of 12.32% was estimated based on the Cusi’s weighted average cost of capital, considering the nature of the assets being valued and their specific risk profile. If the discount rate applied to the cash flow projections had been 100 basis points higher, the company would have to recognize an additional impairment charge of $1.8 million.

6	Accounts payables and accrued liabilities

	September 30,	December 31,
	2022	2021
	$	$
Trade payables	31,401	28,436
Other payables and accrued liabilities	19,093	15,872
	50,494	44,308

All accounts payable and accrued liabilities are expected to be settled within 12 months

12 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

7	Loans payable

		September 30,	December 31,
		2022	2021
		$	$
Current Portion
Senior Secured Corporate Credit Facility with Banco de Credito del Peru (“BCP”)	(a)	62,279	24,855
		62,279	24,855

Long term Portion
Senior Secured Corporate Credit Facility with Banco de Credito del Peru (“BCP”)	(a)	-	55,949
Term loan from BCP and Santander	(b)	25,000	-
Total long term portion		25,000	55,949
Total loans payable		87,279	80,804

a)	On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provided funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

●	Term: 6-year term maturing March 2025

●	Principal Repayment Grace Period: 2 years

●	Principal Repayment Period: 4 years

●	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company defaulted on certain debt covenants at the end of Q3 2022 and hence the entire amount of this credit facility has been reclassified as current as at September 30, 2022. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance.

Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the nine months ended September 30, 2022, the Company made interest payments of $1,564 (2021 - $2,478).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility began in June 2021. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 3.26%.

b)	On June 7, 2022, Corona, a subsidiary of the Company, received an approval for a $25.0 million credit facility from BCP and Banco Santander S.A to refinance the quarterly installments payable in 2022 by the Company. Accordingly, $12.5 million was used to repay the two installments that became due during the first half of the year. An additional $12.5 million was taken in the second half of the year to repay the September 2022 installment of the original credit facility and the anticipated payment in December 2022. This loan facility carries an annual variable interest rate of Secured Overnight Financing Rate (“SOFR”) (3 months) + 3.65%. During the nine months ended September 30, 2022, the Company made interest payments of $164 (2021 - $nil).

13 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the nine months ended September 30, 2022 and the year ended December 31, 2021 was as follows:

	Number of RSUs
	September 30,	December 31,
	2022	2021
Outstanding, beginning of period	1,045,831	1,409,058
Granted	1,235,534	617,187
Exercised	(513,315)	(617,597)
Forfeited	(189,328)	(362,817)
Outstanding, end of period	1,578,722	1,045,831

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the nine months ended September 30, 2022, the Company granted RSU’s totaling 1,235,534 which had a fair value of C$1.10 based on the closing share price at grant date. RSUs exercised during the nine months ended September 30, 2022 had a weighted average fair value of C$2.30 (2021 – C$1.81) and the RSUs forfeited had a weighted average fair value of C$2.41 (2021 – C$2.17). As at September 30, 2022, the weighted average fair value of the RSUs outstanding is C$1.56 (as at December 31, 2021 – C$2.63).

(c)	Deferred Share Units (“DSUs”)

On June 10, 2022, the Compensation Committee approved a director’s retainer, whereby the members of the Company’s board were entitled to 2/3rd of their annual retainer in the form of DSUs. These DSUs have a vesting schedule of 25% each quarter and would vest completely prior to the next Annual General Meeting. Accordingly, on June 11, 2022, the Company issued 818,853 DSUs which had a weighted average fair value of C$1.17.

14 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet

	September 30,	December 31,
	2022	2021
	$	$
Current
Assets	106,523	97,988
Liabilities	(27,607)	(38,845)
Total current net assets	78,916	59,143

Non-current
Assets	177,731	178,610
Liabilities	(59,519)	(42,558)
Total non-current net assets	118,212	136,052
Net assets	197,128	195,195

Summarized income statement

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue	25,086	44,353	92,935	137,108
Income before income tax	(4,837)	14,116	1,944	43,056
Income tax expense	(469)	(8,034)	(162)	(22,265)
Total income (loss)	(5,306)	6,082	1,782	20,791
Total income (loss) attributable to non-controlling interests	(964)	1,088	323	3,759
Dividends paid to non-controlling interests	-	(6,356)	-	(6,356)

Summarized cash flows

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Cash flows from operating activities
Cash generated from operating activities	966	22,102	16,439	64,218
Net changes in non cash working capital items	4,323	2,257	11,398	(1,719)
Decomissioning liabilities settled	(102)	(73)	(655)	(362)
Income taxes paid	(2,636)	(5,632)	(17,053)	(18,118)
Net cash generated from operating activities	2,551	18,654	10,129	44,019
Net cash used in investing activities	(4,456)	(12,164)	(15,127)	(25,885)
Net cash used in financing activities	(660)	(34,925)	(15,672)	(39,025)
Effect of foreign exchange rate changes on cash and cash equivalents	(10)	(28)	1	(50)
Increase (decrease) in cash and cash equivalents	(2,575)	(28,463)	(20,669)	(20,941)
Cash and cash equivalents, beginning of period	14,776	72,549	32,870	65,027
Cash and cash equivalents, end of period	12,201	44,086	12,201	44,086

10	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and nine months ended September 30, 2022 and 2021 relate to the Yauricocha, Bolivar and Cusi Mines.

15 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

Mining costs

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Employee compensation and benefits	7,682	7,410	21,593	22,629
Third party and contractors costs	19,428	16,329	64,053	52,234
Depreciation	9,747	12,316	28,195	34,289
Consumables	8,021	8,748	26,184	25,626
Changes in inventory and other	1,609	4,800	6,998	9,464
	46,487	49,603	147,023	144,242

11	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

●	Peru – Yauricocha Mine

●	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2022	$	$	$	$	$
Revenue (1)	92,935	34,024	19,010	-	145,969

Production cost of sales	(63,841)	(39,279)	(15,708)	-	(118,828)
Depletion of mineral property	(4,528)	(4,612)	(1,636)	-	(10,775)
Depreciation and amortization of property, plant and equipment	(10,424)	(5,459)	(1,536)	-	(17,420)
Cost of sales	(78,793)	(49,350)	(18,880)	-	(147,023)

Gross profit (loss) from mining operations	14,142	(15,326)	130	-	(1,054)

Income (loss) from operations	4,339	(45,958)	(9,197)	(4,737)	(55,553)
Loss on spin out of Plexmar net assets					-
Interest expense and other finance costs	(2,267)	(73)	(41)	(717)	(3,098)
Other income (expense)	(2,225)	744	416	(14)	(1,079)
Foreign currency exchange gain (loss)	(1,028)	433	242	(1,062)	(1,415)
Income (loss) before income tax	(1,181)	(44,854)	(8,580)	(6,530)	(61,145)

Income tax expense	(162)	461	122	-	421

Net income (loss) from operations	(1,343)	(44,393)	(8,458)	(6,530)	(60,724)

	Peru	Mexico	Canada	Total
September 30, 2022	$	$	$	$
Total assets	220,159	110,650	998	331,808
Non-current assets	179,144	81,242	35	260,421
Total liabilities	132,715	35,225	19,871	187,811

(1) Includes provisional pricing adjustments of: $(3,739) for Yauricocha, $(2,902) for Bolivar, and $(324) for Cusi.

16 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2021	$	$	$	$	$
Revenue (1)	137,108	55,385	17,281	-	209,774

Production cost of sales	(61,635)	(30,982)	(17,336)	-	(109,953)
Depletion of mineral property	(8,534)	(4,262)	(1,254)	-	(14,050)
Depreciation and amortization of property, plant and equipment	(10,801)	(6,779)	(2,659)	-	(20,239)
Cost of sales	(80,970)	(42,023)	(21,249)	-	(144,242)

Gross profit (loss) from mining operations	56,138	13,362	(3,968)	-	65,532

Income (loss) from operations	45,220	5,288	(6,374)	(4,453)	39,681
Derivative gains	-	-	451	-	451
Interest expense and other finance costs	(1,820)	(61)	(19)	(859)	(2,759)
Other income (expense)	(2,636)	366	115	(8)	(2,163)
Foreign currency exchange gain (loss)	(46)	140	43	166	303
Income (loss) before income tax	40,718	5,733	(5,784)	(5,154)	35,513

Income tax expense	(22,265)	(1,623)	(513)	-	(24,401)

Net income (loss) from operations	18,453	4,111	(6,298)	(5,154)	11,112

	Peru	Mexico	Canada	Total
September 30, 2021	$	$	$	$
Total assets	286,382	158,413	1,454	446,249
Non-current assets	170,927	149,972	34	320,933
Total liabilities	144,520	26,826	29,275	200,621

(1) Includes provisional pricing adjustments of $(3,295) for Yauricocha, $(2,332) for Bolivar, and $(794) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2022	$	$	$	$	$
Revenue (1)	25,086	10,112	3,589	-	38,787
	-	-	-	-
Production cost of sales	(20,087)	(12,998)	(3,655)	-	(36,740)
Depletion of mineral property	(1,428)	(1,981)	(1,265)	-	(4,673)
Depreciation and amortization of property, plant and equipment	(3,569)	(1,654)	150	-	(5,074)
Cost of sales	(25,084)	(16,633)	(4,770)	-	(46,487)

Gross profit (loss) from mining operations	2	(6,521)	(1,181)	-	(7,700)

Income (loss) from operations	(3,372)	(35,569)	(6,378)	(1,855)	(47,174)
Interest expense and other finance costs	(1,030)	(35)	(9)	(307)	(1,381)
Other income (expense)	(1,621)	391	116	(1)	(1,115)
Foreign currency exchange gain (loss)	291	452	258	(854)	147
Income (loss) before income tax	(5,732)	(34,761)	(6,013)	(3,017)	(49,523)

Income tax expense	1,830	373	206	-	2,409

Net income (loss) from operations	(3,902)	(34,388)	(5,807)	(3,017)	(47,114)

(1) Includes provisional pricing adjustments of: $1,397 for Yauricocha, $(1,586) for Bolivar, and $(514) for Cusi.

17 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2021	$	$	$	$	$
Revenue (1)	44,353	11,302	5,046	-	60,701

Production cost of sales	(19,037)	(11,854)	(6,396)	-	(37,287)
Depletion of mineral property	(3,636)	(1,646)	(460)	-	(5,742)
Depreciation and amortization of property, plant and equipment	(2,567)	(3,166)	(841)	-	(6,574)
Cost of sales	(25,240)	(16,666)	(7,697)	-	(49,603)

Gross profit (loss) from mining operations	19,113	(5,364)	(2,651)	-	11,098

Income (loss) from operations	15,518	(7,987)	(3,854)	(1,669)	2,008
Derivative gains	-	-	-	-	-
Interest expense and other finance costs	(704)	(29)	(13)	(270)	(1,016)
Other income (expense)	(1,628)	105	66	(3)	(1,460)
Foreign currency exchange gain (loss)	78	607	134	(19)	800
Income (loss) before income tax	13,264	(7,304)	(3,667)	(1,961)	332

Income tax expense	(8,034)	3,511	464	-	(4,059)

Net income (loss) from operations	5,230	(3,793)	(3,203)	(1,961)	(3,727)

(1) Includes provisional pricing adjustments of: $(2,166) for Yauricocha, $(1,349) for Bolivar, and $(503) for Cusi.

For the nine months ended September 30, 2022, 63% of the revenues ($92,935) were from eight customers based in Peru and the remaining 37% of the revenues ($53,034) were from two customers based in Mexico. In Peru, two major customers accounted for 44% and 14% of the revenues, while the two customers in Mexico accounted for 64% and 36% of the revenues.

For the nine months ended September 30, 2021, 65% of the revenues ($137,108) were from seven customers based in Peru and the remaining 35% of the revenues ($72,666) were from two customers based in Mexico. In Peru, the two major customers accounted for 76% of the revenues. In Mexico, the two customers accounted for 63% and 37% of the revenues.

As at September 30, 2022, the trade receivable balance of $5,139 includes amounts outstanding of $3,058 from the two major customers in Peru and $2,081 from the two customers in Mexico.

12	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and accrued liabilities, and loans payable.

(a)	Fair value of financial instruments

As at September 30, 2022 and December 31, 2021, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

18 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At September 30, 2022 and December 31, 2021, the levels in the fair value hierarchy into which the Company’s financial assets are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	September 30, 2022				December 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	5,139	-	5,139	-	27,001	-	27,001
	-	5,139	-	5,139	-	27,001	-	27,001

(1) Trade receivables exclude sales and income tax receivables.

There were no financial liabilities measured at fair value. There were no transfers between Level 1, Level 2, and Level 3 during the nine months ended September 30, 2022 and 2021.

13	Supplemental cash flow information

Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Trade and other receivables	11,044	9,419	21,694	3,093
Financial and other assets	(622)	(1,367)	(489)	(997)
Inventories	(849)	1,949	978	(4,513)
Accounts payable and accrued liabilities	(131)	(2,252)	7,326	11,685
Other liabilities	1,627	955	(4,433)	3,430
	11,069	8,704	25,076	12,698

14	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues from contracts with customers	39,490	64,719	152,934	216,195
Provisional pricing adjustments on concentrate sales	(703)	(4,018)	(6,965)	(6,421)
Total revenues	38,787	60,701	145,969	209,774

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues from contracts with customers:
Silver	8,517	13,438	35,406	51,897
Copper	14,543	24,706	65,438	77,286
Lead	2,792	6,814	9,558	20,888
Zinc	10,682	16,416	32,699	54,802
Gold	2,956	3,345	9,833	11,322
Total revenues from contracts with customers	39,490	64,719	152,934	216,195

19 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021
(In thousands of United States dollars, unless otherwise stated, unaudited)

15	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. The plaintiff filed an appeal against this ruling on April 7, 2021, which was dismissed by the Second Collegiate Federal Court on April 6, 2022. The plaintiff has filed an appeal to the Supreme Court. The ruling on this appeal is pending.

16	Subsequent events

The Management has evaluated all events that occur after the financial reporting date through the date when the financial statements were issued and determined that there were no reportable subsequent events to be disclosed, other than those disclosed in the notes to the financial statements.

20 | Page